UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER
000-53548

CUSIP NUMBER
399818103
(Check One):

[ ] Form 10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form  10-Q [ ] Form  10-D [  ] Form N-SAR [  ]Form N-CSR

For Period Ended:         December 31, 2019

[  ]  Transition  Report on Form  10-K
[  ]  Transition  Report  on Form  20-F
[  ]  Transition  Report on Form 11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Grow Capital, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2485 Village View Drive, Suite 180,
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

We are filing this extension in order to provide more time for a final review of our audited financial statements and the notes to those statements by our independent registered public accounting firm.

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Jonathan Bonnette	702	830-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes [  ] No

During the six months ended December 31, 2019 we generated gross revenues of $1,235,425, of which $1,123,302 was derived from related parties, compared to $79,527 in the comparative six months ended December 31, 2018, of which $77,043 was derived from related parties.  Costs of sales in the current six months totaled $610,178 of which $186,354 were costs of related party services, compared to $56,302 for the six months ended December 31, 2018, of which $21,610 were costs of related party services. Net revenues for the comparative six-month periods ended December 31, 2019 and 2018, respectively totaled $625,247 and $23,225. The substantial increase in revenues is due to the acquisition of Bombshell Technologies LLC during the first quarter of fiscal 2020. The Company experienced a substantial increase in operating expenses from $515,872 during the six months ended December 31, 2018 compared to $1,760,486 during the six months ended December 31, 2019.  The increase in operating expenses is predominantly attributable to an increase in professional fees and stock-based compensation in the current period, as well as an increase in general and administrative expenses incurred by related parties as a result of the acquisition of Bombshell Technologies LLC.  Net losses in the six months ended December 31, 2019 and 2018 totaled $629,659 and $472,403, respectively.

Grow Capital, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2020	By:	/s/ Jonathan Bonnette
	Name: Title:	Jonathan Bonnette Chief Executive Officer

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